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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For July 26, 2006

Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

        The documents listed in the Exhibit List to this Form 6-K are furnished pursuant to Form 6-K.

Exhibit List

Exhibit No.	Description
99.1	Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the six months ended June 30, 2006 and 2005.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations
99.3	Certification of Interim Filings of Derek Pannell, Chief Executive Officer
99.4	Certification of Interim Filings of Steven Douglas, Executive Vice- President and Chief Financial Officer

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
July 26, 2006
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the six months ended June 30, 2006 and 2005.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations
99.3	Certification of Interim Filings of Derek Pannell, Chief Executive Officer
99.4	Certification of Interim Filings of Steven Douglas, Executive Vice- President and Chief Financial Officer

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Exhibit List
SIGNATURE
Exhibit Index